AllianceBernstein Global Risk Allocation Fund, Inc.
811-00134

77.D0  Policies with Respect to Security Investment

The Fund modified its non-fundamental investment policies effective
 October 8, 2012 as follows:

i	eliminated the policy to normally allocate about 60% of its
investments to equity
securities and 40% of its investments to fixed income securities
ii	eliminated the policy to normally allocate no more than 60%
of its investments to fixed
income securities; and
iii	adopted the "tail risk parity" strategy which, among other
matters, entails:

a	making frequent adjustments to the Funds asset class exposures

b	making relatively frequent use of derivatives and leverage in the management of
the Fund and

c	taking a global approach to investing within each asset class.









Ablegal/agraf/Item 77D0 for nsar 11-2012



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